Mail Stop 3561

May 4, 2007

Via U.S. Mail and Facsimile

Gerald L. Detter
Chief Executive Officer
Quality Distribution, Inc.
3802 Corporex Park Drive
Tampa, Florida 33619

        RE: Quality Distribution, Inc.
                 Form 10-K for the fiscal year ended December 31, 2006

               File No. 000-24180

Dear Mr. Detter:

       We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Note 2 – Significant Accounting Policies

Prepaid Tires, page F-9

1. We note from your disclosure that prepaid tires represent the average cost of the tires on your tractors and trailers and the anticipated value of tire casings. In this regard, please tell us and disclose in your future filings how you specifically account for the cost incurred for each of the following items: (i) original tires acquired with revenue equipment; (ii) replacement tires; and (iii) recapping tires. As part of your response, specifically tell us your methods and assumptions used in determining the amounts recognized as expense in your statement of operations. Please also tell us your definition of "anticipated value of tire casings" and explain to us your method and assumptions used in estimating this anticipated value.

Note 13 – Income Taxes, page F-25

2. We note your disclosure where you state that your total valuation allowance decreased $45.8 million from 2005 to 2006 due to improved operating results and the determination that it is more likely than not that expected future taxable income will be sufficient to utilize certain of your deferred tax assets. Considering the significant change made to your valuation allowance in fiscal 2006, please tell us and disclose in MD&A and in your notes to your financial statements in future filings the potential negative and positive evidence used in your assessment and the weight given to the potential effect of negative and positive evidence in concluding that it is more likely than not that expected future taxable income will be sufficient to utilize approximately $37.1 million of net deferred tax asset, as disclosed in note 13. Such disclosure appears meaningful and relevant in view of providing investors' with a better understanding of the underlying reasons why management believes that a significant portion of the valuation allowance was no longer needed. We may have further comment upon receipt of your response.

Exhibits

3. We note from your disclosure on page F-22 that on May 10, 2005 you completed the conversion of the 9% Senior Subordinated Notes from private debt to public debt. In this regard, please file the ratio of earnings to fixed charges exhibit, which complies with Item 503(d) and 601(b) (12) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Timothy B. Page, Chief Financial Officer
                (813) 630-1537